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September 28, 2006




United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0406

Attention: Perry J. Hindin

         RE:      OPTIUM CORPORATION
                  AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1 FILED AUGUST 29, 2006
                  REGISTRATION NO. 333-135472

Ladies and Gentlemen:

This letter is being furnished on behalf of Optium Corporation (the "COMPANY") in response to comments contained in the letter dated September 11, 2006 (the "LETTER") from Perry J. Hindin of the Staff (the "STAFF") of the Securities and Exchange Commission (the "COMMISSION") to Eitan Gertel, Chief Executive Officer of the Company, with respect to Amendment No. 1 to the Company's Registration Statement on Form S-1 (the "REGISTRATION STATEMENT") that was filed with the Commission on August 29, 2006. Amendment No. 2 to the Registration Statement ("AMENDMENT NO. 2"), including the prospectus contained therein, is being filed via Edgar on behalf of the Company with the Commission on September 28, 2006.

Please note that Amendment No. 2 includes, in addition to the changes discussed below and other updates, the Company's financial statements as of and for the twelve months ended July 29, 2006 and related updated information. Amendment No. 2 also includes modifications to disclose and reflect potential adjustments, based on the ultimate price to the public of the shares to be offered in the proposed offering, to the number of shares of common stock to be issued to the holders of the Company's series D-1 senior convertible preferred stock and series 2 non-voting common stock, which were issued in connection with the acquisition of Engana Pty Limited (collectively, the "Engana Shares"), upon conversion of such shares in connection with the offering. In the event that the per share price to the public in this offering is less than $1.31 (which amount will be increased to reflect the reverse stock split to be effected by the Company prior to the offering), the aggregate number of shares of common stock issuable upon conversion of the series 2 non-voting common stock will be decreased and the number of shares issuable upon conversion of the series D-1 senior convertible preferred stock will be increased. The exact amount of such adjustment, if any, will be determined based on the price to the public in this


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offering. However, any such conversion adjustments will result in no change to the aggregate number of shares issuable upon conversion of the series 2 nonvoting common stock and series D-1 senior convertible preferred stock combined and no change to the aggregate number of shares of common stock outstanding after the offering (with the exception of any increase or decrease resulting from the elimination of fractional shares).

The responses and supplementary information set forth below have been organized in the same manner in which the Commission's comments were organized and all page references in the Company's response are to Amendment No. 2 as marked. Copies of this letter and its attachments are being sent under separate cover to Tim Buchmiller of the Commission. The Company respectfully requests that the Staff return to us all material supplementally provided by the Company once the Staff has completed its review.

PROSPECTUS SUMMARY, PAGE 1

OVERVIEW

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 5. PLEASE PROVIDE US WITH INDEPENDENT AND OBJECTIVE SUPPORT FOR THE BASIS OF YOUR BELIEF THAT YOU ARE A LEADING SUPPLIER OF HIGH-PERFORMANCE OPTICAL SUBSYSTEMS FOR USE IN TELECOMMUNICATIONS AND CABLE TV NETWORK SYSTEMS. FOR EXAMPLE, PLEASE PROVIDE US WITH MARKET SHARE DATA WHICH SHOWS YOUR LEADERSHIP POSITION AS A SUPPLIER TO THOSE SEGMENTS OF THE MARKET.

RESPONSE: The Company's basis for its belief that is a leading supplier of high-performance optical subsystems for telecommunications network systems is based on its share of the total market size for such subsystems with transmission speeds of 10Gb/s as such market size has been reported and estimated by a third party market research firm. Further information on this market research report and the Company's estimated market share is supplementally provided with this letter.

With respect to cable TV products, the Company's other major product line that produced approximately $11.9 million in sales in the fiscal year ended July 29, 2006, total market data is generally not available. Based on the Company's current supply relationship with Scientific Atlanta, which the Company believes is the most significant vendor of cable TV products, and the fact that there are fewer vendors of cable TV products than for telecommunications network systems, the Company believes that its market share with respect to cable TV products is also significant.

OUR STRATEGY, PAGE 4

2. WE NOTE THE REVISIONS YOU HAVE MADE IN THE FIRST BULLET POINT AND THROUGHOUT YOUR PROSPECTUS IN RESPONSE TO OUR PRIOR COMMENT 17. HOWEVER, IT IS STILL UNCLEAR HOW YOUR STRATEGY DESCRIBED IN THE FIRST BULLET POINT DISTINGUISHES YOU FROM YOUR COMPETITORS. FOR EXAMPLE, DOES THE STRATEGY DESCRIBED MEAN THAT SINCE SOME OF THE NETWORKING SYSTEMS VENDORS HAVE EXITED THE FIBER OPTICS COMPONENTS BUSINESS THAT YOU ARE ABLE TO FILL A PORTION OF THAT VOID WITH YOUR PRODUCTS? IF SO, PLEASE CLARIFY HOW AND WHY YOU ARE "WELL POSITIONED" TO RESPOND TO THIS INDUSTRY DEVELOPMENT. CLARIFY HOW YOUR PRODUCTS ARE OR WILL BE MORE "COMPLEX AND INTEGRATED."


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RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages
4 and 52 in response to the Staff's comment.

THE OFFERING, PAGE 6

3. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 7 AND YOUR REVISIONS. PLEASE ALSO INDICATE THE NUMBER OF SHARES OF COMMON STOCK THAT WILL BE RESERVED FOR ISSUANCE UNDER YOUR 2006 STOCK OPTION AND INCENTIVE PLAN.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 6 and 68 in response to the Staff's comment.

DILUTION, PAGE 24

4. WE NOTE THE DISCLOSURE YOU HAVE ADDED IN RESPONSE TO PRIOR COMMENT 10. PLEASE TELL US WHY THE PRO FORMA NET TANGIBLE BOOK VALUE PER SHARE AFTER THE OFFERING WOULD BE "A DEFICIT" IF THE UNDERWRITERS EXERCISE THEIR OVER-ALLOTMENT OPTION.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 25 in response to the Staff's comment to remove the erroneous reference to "a deficit of."

MANAGEMENT'S DISCUSSION AND ANALYSIS..., PAGE 31

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 34

STOCK-BASED COMPENSATION, PAGE 36

5. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 20 AND THE REVISED DISCLOSURES ON PAGES 37 TO 39. PLEASE RESPOND TO THE FOLLOWING:

     o TELL US AND REVISE THE FILING TO DISCLOSE YOUR REASONS FOR SELECTING A 35% DISCOUNT RATE TO DETERMINE THE PRESENT VALUE OF THE EXPECTED FUTURE EQUITY VALUES IN 2006, 2007 AND 2008.

     o REVISE TO DISCLOSE THE PROBABILITY WEIGHTING APPLIED TO EACH OF THE THREE POSSIBLE LIQUIDITY SCENARIOS.

RESPONSE: In selecting a 35% discount rate, the Company, with the assistance of Valuation Research Corporation, considered the guidance set forth in Chapter 9 of the AICPA Practice Aid, VALUATION OF PRIVATELY-HELD COMPANY EQUITY SECURITIES ISSUED AS COMPENSATION, and the common stock valuation report as of the applicable determination dates discussed on pages 37 and 38 of the prospectus contained in Amendment No. 2. In doing so, the Company evaluated its stage of development and the risks associated with its forecasted cash flows as of such


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determination dates and considered the rates of return expected by venture capital investors indicated in the AICPA Practice Aid, and paragraph 118 of the AICPA Practice Aid in particular. The Company also considered that the expected rates of return set forth in paragraph 118 of AICPA Practice Aid were applicable to investments held by venture capital investors, which investments typically would be in the form of preferred stock with greater rights, preferences and privileges than common stock. As a result, the Company concluded that, considering its stage of development as of each of the retrospective fair market value determination dates and the relative rights, preferences and privileges of its common stock, a 35% discount rate was in line with the guidance in the AICPA Practice Aid, consistent with the valuation report received by the Company, and reasonable. The prospectus contained in Amendment No. 2 has been revised on pages 37 and 38 in response to the Staff's comment.

6. IN ADDITION TO THE 35% DISCOUNT DISCUSSED IN THE COMMENT ABOVE, WE NOTE THAT YOU ALSO APPLIED A 20% DISCOUNT TO ACCOUNT FOR THE LACK OF MARKETABILITY. TELL US HOW YOU CONCLUDED THAT AN ADDITIONAL 20% DISCOUNT RATE WAS REASONABLE TO ACCOUNT FOR THE LACK OF MARKETABILITY OR REVISE TO CLARIFY.

RESPONSE: The Company is privately-held and therefore there is no established market for its common stock. The lack of such a market commonly requires a discount to account for the uncertainty that equity securities can be readily converted to cash while a company is privately-held, regardless of its stage of development. Consistent with the AICPA Practice Aid (wherein the Illustrative Valuation Report contained therein as Appendix M provides for application of a discount for lack of marketability separately from applying a discount rate to the forecasted cash flows), the Company views the lack of marketability discount as distinct from the discount rate, which is instead based upon the perceived risk associated with the Company's forecasted cash flows. With the assistance of Valuation Research Corporation, the Company considered various third party studies that have been undertaken with respect to discounts for lack of marketability. Most of these studies analyzed discounts observed in securities of public companies that issued securities with limited restrictions on their marketability. The relevant range of discounts observed in these studies was 20% to 52% with a median of 26%. This median was supported by a search for relevant transactions available in the FMV Restricted Stock Study Database. The range with respect to such transactions was approximately 10% to 39% with a median of 25%. As a result, the Company concluded that given the lack of any established market for its common stock and considering the uncertainty associated with the ability to convert its common stock to cash as of each of the retrospective fair market value determination dates, a 20% discount for lack of marketability was reasonable and in conformity the guidance contained in the AICPA Practice Aid.

BUSINESS, PAGE 51

7. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 28. PLEASE DISCLOSE THE SUBSTANCE OF YOUR RESPONSE TO THAT COMMENT IN YOUR PROSPECTUS.


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RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages
50 and 51 in response to the Staff's comment.

8. WE UNDERSTAND FROM YOUR RESPONSE TO COMMENT 28 THAT YOUR PRODUCTS ARE BASED ON THE MSA STANDARDS, BUT THAT WITHIN THOSE STANDARDS YOUR PRODUCTS ARE CUSTOMIZED TO A CUSTOMER'S PARTICULAR REQUIREMENTS. IF SO, PLEASE CLARIFY IN GREATER DETAIL HOW YOUR PRODUCTS OFFER "HIGHER PERFORMANCE AND GREATER FUNCTIONALITY" AND ALLOW YOUR CUSTOMERS TO "ADD ADDITIONAL PRODUCT FEATURES" SUCH AS "ENHANCED SIGNAL MONITORING AND ALARMING" THAT YOUR CUSTOMERS COULD NOT OTHERWISE OBTAIN FROM OTHER SUPPLIERS. FOR EXAMPLE, CLARIFY WHETHER YOUR OPTICAL SYSTEMS PERFORM AT LEVELS HIGHER THAN THE MINIMUM STANDARDS ESTABLISHED BY THE MSAS AND CLARIFY HOW YOUR SIGNAL MONITORING AND ALARMING FEATURES DIFFER FROM THE DIGITAL DIAGNOSTICS STANDARDS ESTABLISHED IN THE MSAS. IF YOU HAVE PROPRIETARY FEATURES, PLEASE MAKE THAT CLEAR.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 49 in response to the Staff's comment.

INDUSTRY BACKGROUND, PAGE 52

9. WE NOTE THAT THE INFONETICS RESEARCH, INC. REPORT THAT YOU PROVIDED IN SUPPORT OF THE DATA ON THE APPROXIMATE MARKET SIZE OF SALES OF ROADM-ENABLED EQUIPMENT IN 2005 WAS BASED ON AN ESTIMATE OF THE MARKET SIZE AT THE BEGINNING OF 2005. PLEASE TELL US WHETHER THOSE PREDICTIONS PROVED TO BE ACCURATE.

RESPONSE: Infonetics Research, Inc. has informed the Company that, based on further research into the market for ROADM-enabled equipment, it has recently determined to revise its estimates of actual and forecasted market size for such equipment. The prospectus contained in Amendment No. 2 has been revised on page 50 to reflect this new data from Infonetics Research, Inc. An updated consent of Infonetics Research, Inc. is included as Exhibit 99.1 to Amendment No. 2.

DIRECTOR COMPENSATION, PAGE 65

10. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 34. PLEASE BRIEFLY INDICATE IN YOUR PROSPECTUS THE REASON WHY MR. JOHNSON'S STOCK OPTION GRANT WAS CANCELLED.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 64 in response to the Staff's comment.


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CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-1

11. PLEASE REVISE TO PROVIDE UPDATED FINANCIAL INFORMATION AS REQUIRED BY RULE 3-12 OF REGULATION S-X.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised to provide updated financial information as required by Rules 3-12 of Regulation S-X.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-9

REVENUE RECOGNITION, PAGE F-12

12. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 45. WE DO NOT SEE WHERE YOU HAVE ADDRESSED THE FIRST POINT IN OUR COMMENT. PLEASE REVISE THIS NOTE TO DISCLOSE YOUR ACCOUNTING POLICY FOR THE EVALUATION UNITS YOU OFFER TO CUSTOMERS. DISCUSS HOW THE EVALUATION PERIODS FOR THE UNITS IMPACT THE TIMING OF YOUR REVENUE RECOGNITION.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 35, F-12, F-34 and F-35 in response to the Staff's comment.

PART II

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION, PAGE II-1

13. BASED ON YOUR RESPONSE TO PRIOR COMMENT 52, IT APPEARS THAT YOU WILL BE OBTAINING A POLICY IN CONNECTION WITH YOUR OFFERING THAT INSURES OR INDEMNIFIES DIRECTORS OR OFFICERS AGAINST ANY LIABILITIES THEY MAY INCUR IN CONNECTION WITH THE REGISTRATION, OFFERING OR SALE OF YOUR SECURITIES. AS SUCH, PLEASE INCLUDE IN THE DISCLOSURES REQUIRED BY THE INSTRUCTION TO ITEM 511 OF REGULATION S-K.

RESPONSE: Amendment No. 2 has been revised on page II-1 in response to the Staff's comment.

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Securities and Exchange Commission
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If you require additional information, please telephone John J. Egan III at
(617) 570-1514 or the undersigned at (617) 570-1410.

Sincerely,


/s/ John B. Steele
John B. Steele